UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13 (e)(1) of the
Securities Exchange Act of 1934

MICRO GENERAL CORPORATION
(Name of Subject Company)

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Names of Filing Person — Offeror)

Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

594838302

(Cusip Number of Class of Securities)

Patrick F. Stone
Chief Executive Officer
Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, California 93110
(805) 696-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

With copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth,
a Professional Corporation
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660
(949) 725-4000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 12. Exhibits.
EX-99.(A)(1)
EX-99.(A)(2)

Item 12.      Exhibits.

(a)(1)	Press Release of Fidelity National Information Solutions, Inc. issued on May 16, 2002, announcing that it had entered into a non-binding letter of intent to acquire Factual Data Corp., a Colorado corporation.

(a)(2)	Correction to Press Release of Fidelity National Information Solutions, Inc. issued on May 16, 2002, regarding its announcement that it had entered into a non-binding letter of intent to acquire Factual Data Corp., a Colorado corporation.